EXHIBIT 12.1
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2009 (1)	2008 (1)(2)	2007 (2)	2006	2005
Earnings (loss) from continuing operations	$(265,013)	$(282,280)	$928,708	$678,879	$272,478
Add:
Income taxes	5,975	68,011	66,855	29,786	26,672
Interest expense	373,305	385,065	389,844	295,629	176,698

Earnings as adjusted	$114,267	$170,796	$1,385,407	$1,004,294	$475,848

Fixed charges:
Interest expense	$373,305	$385,065	$389,844	$295,629	$176,698
Capitalized interest	94,205	168,782	123,880	95,635	63,020

Total fixed charges	$467,510	$553,847	$513,724	$391,264	$239,718

Ratio of earnings as adjusted to fixed charges	0.2	0.3	2.7	2.6	2.0

(1)	The loss from continuing operations for 2009 and 2008 includes impairment charges of $495.2 million and $901.8 million, respectively, that are discussed in our Consolidated Financial Statements in Item 8. Due to these impairment charges, our fixed charges exceed our earnings as adjusted by $353.2 million and $383.1 million for 2009 and 2008, respectively.

(2)	These periods have been restated to reflect the retroactive adoption of the new accounting standard for convertible debt, for interest expense related to our convertible debt.